Exhibit 99.2

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNI TED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Consolidated sales were $114.0 million for the quarter compared to $109.6 million for the comparable quarter of the prior year, resulting in a 45% increase in gross margin and earnings from operations of $1.4 million, compared to a loss from operations of $10.1 million in the comparable quarter of the prior year.

The mining segment recorded sales of $48.9 million, a 15% decrease from $57.7 million in the comparable quarter of the prior year. The decrease in sales resulted from a decrease in volume of carats sold during the quarter. The volume of carats sold in the first quarter of the prior year included 0.4 million carats carried in inventory at January 31, 2009. Excluding the carryover of the 0.4 million carats, the achieved price per carat increased 98% compared with the first quarter of the prior year.

The retail segment recorded sales of $65.1 million an increase of 25% from sales of $51.9 million in the comparable quarter of the prior year. Earnings from operations of $1.4 million for the quarter compare favorably to a loss from operations of $5.0 million, in the same quarter of the prior year.

The Company recorded a consolidated net loss of $8.7 million or $0.11 per share for the quarter, compared to a net loss of $45.1 million or $0.68 per share in the first quarter of the prior year. Included in the consolidated net loss for the quarter was a net foreign exchange loss of $11.8 million or $0.15 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $5.8 million or $0.09 per share in the comparable quarter of the prior year. The consolidated net loss for the comparable quarter of the prior year included a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited Partnership, which holds the Company’s 40% interest in the Diavik Diamond Mine.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

Prepared as of June 2, 2010 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three months ended April 30, 2010 and its financial position as at April 30, 2010. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended April 30, 2010 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2010. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30, 2010 and all references to “international” for the retail segment refer to Europe and Asia.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, and expected sales trends and market conditions in the retail segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 13 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the retail segment, the Company has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 13.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry segment as well as changes in demand for high end luxury goods. Please see page 13 of this Interim Report, as well as the Company’s Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Summary Discussion
Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (economic interest of 31%), located off Lac de Gras in Canada’s Northwest Territories. The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the March 31, 2009 strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest and the Company’s economic interest in the Diavik Diamond Mine is 31%.

Market Commentary
The Diamond Market
The recovery in the rough diamond market in the latter half of last year continued into the current year. Demand has been sustained in both the Far East and India, and has improved in the US. This positive trend has resulted in rough diamond prices reaching the highs achieved in 2008.

The resilience of the polished diamond market was also maintained into the current year. Polished diamond prices improved significantly throughout the quarter, with shortages appearing in certain popular ranges.

The Retail Jewelry Market
The luxury jewelry market continued the positive momentum from the fourth quarter of fiscal 2010 as evidenced by the significant increase in sales reported by many retailers. Higher energy prices in the first quarter of fiscal 2011 supported increased consumer demand from markets in the Middle East and Russia. Consumer demand for luxury jewelry continued to accelerate in Asian emerging markets driven by the ongoing expansion of China’s economy, while the US has shown significant signs of improvement. Recovery in the European market remains subdued.

® Harry Winston is a registered trademark of Harry Winston Inc.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2010 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2011	2010	2010	2010	2010	2009	2009	2009	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2010	2009
Sales	$114,000	$133,654	$74,828	$94,776	$109,643	$118,399	$148,623	$186,119	$114,000	$109,643
Cost of sales	76,692	96,257	45,227	66,294	83,944	68,908	71,679	73,542	76,692	83,944
Gross margin	37,308	37,397	29,601	28,482	25,699	49,491	76,944	112,577	37,308	25,699
Gross margin (%)	32.7%	28.0%	39.6%	30.1%	23.4%	41.8%	51.8%	60.5%	32.7%	23.4%
Selling, general and administrative expenses	35,948	40,479	34,542	32,380	35,749	39,399	33,998	39,194	35,948	35,749
Earnings (loss) from operations	1,360	(3,082)	(4,941)	(3,898)	(10,050)	10,092	42,946	73,383	1,360	(10,050)
Interest and financing expenses	(2,384)	(2,396)	(2,448)	(2,998)	(3,699)	(4,960)	(4,678)	(5,366)	(2,384)	(3,699)
Other income	168	129	99	83	281	778	407	815	168	281
Insurance settlement	–	–	100	–	3,250	17,240	–	–	–	3,250
Dilution loss	–	–	–	(539)	(34,222)	–	–	–	–	(34,222)
Impairment charge	–	–	–	–	–	(93,780)	–	–	–	_
Foreign exchange gain (loss)	(11,792)	(1,978)	1,598	(25,274)	(5,839)	4,649	48,982	5,301	(11,792)	(5,839)
Earnings (loss) before income taxes	(12,648)	(7,327)	(5,592)	(32,626)	(50,279)	(65,981)	87,657	74,133	(12,648)	(50,279)
Income taxes (recovery)	(3,879)	(5,800)	(4,221)	(5,662)	(3,120)	7,052	15,685	24,185	(3,879)	(3,120)
Earnings (loss) before non-controlling interest	(8,769)	(1,527)	(1,371)	(26,964)	(47,159)	(73,033)	71,972	49,948	(8,769)	(47,159)
Non-controlling interest	(115)	1,831	(1,157)	(2,443)	(2,075)	(58)	81	1	(115)	(2,075)
Net earnings (loss)	$(8,654)	$(3,358)	$(214)	$(24,521)	$(45,084)	$(72,975)	$71,891	$49,947	$(8,654)	$(45,084)
Basic earnings (loss) per share	$(0.11)	$(0.04)	$0.00	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$(0.11)	$(0.68)
Diluted earnings (loss) per share	$(0.11)	$(0.04)	$0.00	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$(0.11)	$(0.68)
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.05	$0.05	$0.05	$0.00	$0.00
Total assets(i)	$1,539	$1,495	$1,535	$1,533	$1,592	$1,567	$1,645	$1,637	$1,539	$1,592
Total long-term liabilities(i)	$487	$477	$506	$507	$496	$550	$562	$617	$487	$496

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 8 for additional information.

2011 FIRST QUARTER REPORT
5

Harry Winston Diamond Corporation

Three Months Ended April 30, 2010 Compared to Three Months Ended April 30, 2009
CONSOLIDATED NET EARNINGS
The Company recorded a first quarter consolidated net loss of $8.7 million or $0.11 per share compared to a net loss of $45.1 million or $0.68 per share in the first quarter of the prior year. Included in consolidated net loss for the quarter was a net foreign exchange loss of $11.8 million or $0.15 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $5.8 million or $0.09 per share in the comparable quarter of the prior year. The consolidated net loss for the comparable quarter of the prior year also included a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED SALES
Sales for the first quarter totalled $114.0 million, consisting of rough diamond sales of $48.9 million and retail segment sales of $65.1 million. This compares to sales of $109.6 million in the comparable quarter of the prior year (rough diamond sales of $57.7 million and retail segment sales of $51.9 million). The Company held two rough diamond sales in the first quarter, consistent with the comparable quarter of the prior year. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $76.7 million for a gross margin of 32.7% compared to a cost of sales of $83.9 million and a gross margin of 23.4% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $35.9 million for the first quarter, compared to $35.7 million in the comparable quarter of the prior year.

Included in SG&A expenses for the first quarter are $3.9 million for the mining segment compared to $5.5 million for the comparable quarter of the prior year and $32.1 million for the retail segment compared to $30.2 million for the comparable quarter of the prior year. In the first quarter of the prior year, the mining segment incurred transaction fees as a result of the Kinross investment. For the retail segment, SG&A expenses were unusually low in the first quarter of the prior year primarily due to an adjustment to incentive based compensation. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $3.9 million during the first quarter, compared to a net income tax recovery of $3.1 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, is 27%, which is based on a statutory income tax rate of 29% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate and impact of income allocated to non-controlling interest.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $9.6 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange loss of $4.0 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2010	2009
Statutory income tax rate	29%	30%
Northwest Territories mining royalty (net of income tax relief)	3%	–%
Impact of foreign exchange	(12)%	(1)%
Earnings subject to tax different than statutory rate	(1)%	1%
Changes in valuation allowance	–%	(1)%
Impact of dilution loss	–%	(21)%
Impact of income allocated to non-controlling interest	(2)%	(1)%
Assessments and adjustments	15%	–%
Other items	(1)%	(1)%
Effective income tax rate	31%	6%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $2.4 million were incurred during the first quarter compared to $3.7 million during the comparable quarter of the prior year. Interest and financing expenses were impacted by reduction in debt levels and lower interest rates.

CONSOLIDATED OTHER INCOME
Other income of $0.2 million was recorded during the quarter compared to $0.3 million in the comparable quarter of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT
During the comparable quarter of the prior year, the Company received the remaining insurance settlement of $3.3 million related to the December 2008 robbery at the Harry Winston Paris salon.

CONSOLIDATED DILUTION LOSS
During the comparable quarter of the prior year, the Company recorded a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $11.8 million was recognized during the quarter compared to a net foreign exchange loss of $5.8 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at April 30, 2010. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining and retail segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2011	2010	2010	2010	2010	2009	2009	2009	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2010	2009
Sales	$48,922	$63,489	$20,765	$45,941	$57,690	$51,100	$90,716	$105,014	$48,922	$57,690
Cost of sales	45,124	57,027	20,319	40,049	57,256	34,612	40,617	32,390	45,124	57,256
Gross margin	3,798	6,462	446	5,892	434	16,488	50,099	72,624	3,798	434
Gross margin (%)	7.8%	10.2%	2.1%	12.8%	0.8%	32.3%	55.2%	69.2%	7.8%	0.8%
Selling, general and administrative expenses	3,870	4,885	4,932	4,182	5,503	4,430	3,114	5,151	3,870	5,503
Earnings (loss) from operations	$(72)	$1,577	$(4,486)	$1,710	$(5,069)	$12,058	$46,985	$67,473	$(72)	$(5,069)

Three Months Ended April 30, 2010 Compared to Three Months Ended April 30, 2009
MINING SALES
Rough diamond sales for the quarter totalled $48.9 million compared to $57.7 million in the comparable quarter of the prior year. Sales in the first quarter of the prior year included 0.4 million carats carried in inventory at January 31, 2009 for revenue of $13.0 million. Excluding those carats sold, the increase in the Company’s achieved rough diamond prices was 98%. The Company held two rough diamond sales in the first quarter, consistent with the comparable quarter of the prior year. Rough diamond production was 12% lower than the comparable calendar quarter of the prior year due primarily to a planned lower volume of ore mined. Rough diamond prices continued to increase over the fourth quarter of fiscal 2010.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $45.1 million resulting in a gross margin of 7.8% compared to a cost of sales of $57.3 million and a gross margin of 0.8% in the comparable quarter of the prior year. Included in cost of sales in the first quarter of the prior year was $9.8 million related to goods carried in inventory at January 31, 2009 and an inventory write-down of $4.1 million. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $1.6 million from the comparable quarter of the prior year. In the first quarter of the prior year, the mining segment incurred transaction fees as a result of the Kinross investment.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Mining Segment Operational Update
Ore production for the first calendar quarter consisted of 0.8 million carats produced from 0.17 million tonnes of ore from the A-154 South kimberlite pipe, 0.6 million carats produced from 0.18 million tonnes of ore from the A-418 kimberlite pipe, and 0.1 million carats produced from 0.04 million tonnes of ore from underground mining in the A-154 North pipe. Rough diamond production was 12% lower than the comparable calendar quarter of the prior year due primarily to a planned lower volume of ore mined. Average grade decreased to 4.0 carats per tonne in the first calendar quarter from 4.2 carats per tonne in the comparable quarter of the prior year. The decrease in average grade was driven by a slight decrease in the grade of ore sourced from the A-154 South kimberlite pipe. Underground mining commenced in the first calendar quarter.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Twelve months
	ended	ended	ended
	March 31,	March 31,	December 31,
	2010	2009	2009
Diamonds recovered (000s carats)	625	714	2,226
Grade (carats/tonne)	4.03	4.18	4.09

Mining Segment Outlook
The approved mine plan and budget for calendar 2010 estimates Diavik Diamond Mine production of approximately 7.8 million carats from the processing of 2.1 million tonnes of ore.

The Company plans to hold three rough diamond sales in the second quarter, one of which will be a tender, two rough diamond sales in the third quarter, and three rough diamond sales in the fourth quarter, for a total of ten rough diamond sales in fiscal 2011.

PRICING
The recovery in the rough diamond market that commenced in the latter half of last year is being sustained. The Company anticipates that market conditions will remain favourable for the remainder of the year.

PRODUCTION
In calendar 2010, open pit mining from the A-418 kimberlite pipe supplemented by the A-154 South kimberlite pipe is expected to be the primary source of ore. Underground ore is expected to be sourced mainly from the A-154 South kimberlite pipe. Total open pit ore mined is now expected to be 1.7 million tonnes, and total underground ore mined is expected to be 0.6 million tonnes, compared to the 1.4 million tonnes and 0.7 million tonnes, respectively, previously reported. Total production is expected to remain unchanged at approximately 7.8 million carats as a result of changes in ore mix.

Looking beyond calendar 2010, the objective is to fully utilize processing capacity with a combination of underground and open pit production. As underground capacity ramps up, open pit production from the A-418 kimberlite pipe will synchronously decline. New mining techniques are under consideration for the underground ore reserves and the A-21 resource. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. The inclusion of these extensions into ore reserves will be largely dependent upon the costs of new underground mining techniques currently under review.

COST OF SALES
The Company expects cost of sales in fiscal 2011 to be approximately $260 million at an assumed average Canadian/US dollar exchange rate of $1.00 due primarily to the cost of mining open pit synchronously with the high-cost of development ore from underground mining. Included in cost of sales is depreciation and amortization of approximately $95 million. The Company expects that the cost of sales will decline as the ore from underground is delivered from production areas rather than development headings and open pit waste stripping ends.

CAPITAL EXPENDITURES
During fiscal 2011, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $56 million at an assumed average Canadian/US dollar exchange rate of $1.00, of which $26 million relates to further construction relating to the underground. During the first quarter, HWDLP’s share of capital expenditures was $9.3 million, of which $3.3 million related to the underground.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Retail
The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2011	2010	2010	2010	2010	2009	2009	2009	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2010	2009
Sales	$65,078	$70,165	$54,063	$48,835	$51,953	$67,299	$57,907	$81,105	$65,078	$51,953
Cost of sales	31,568	39,230	24,908	26,245	26,688	34,296	31,062	41,152	31,568	26,688
Gross margin	33,510	30,935	29,155	22,590	25,265	33,003	26,845	39,953	33,510	25,265
Gross margin (%)	51.5%	44.1%	53.9%	46.3%	48.6%	49.0%	46.4%	49.3%	51.5%	48.6%
Selling, general and administrative expenses	32,078	35,594	29,610	28,198	30,246	34,969	30,884	34,043	32,078	30,246
Earnings (loss) from operations	$1,432	$(4,659)	$(455)	$(5,608)	$(4,981)	$(1,966)	$(4,039)	$5,910	$1,432	$(4,981)

Three Months Ended April 30, 2010 Compared to Three Months Ended April 30, 2009
RETAIL SALES
Sales for the first quarter were $65.1 million compared to $51.9 million for the comparable quarter of the prior year, an increase of 25%. Sales in Asia increased 70% to $23.6 million, US sales increased 17% to $22.1 million and European sales increased 1% to $19.4 million.

RETAIL COST OF SALES AND GROSS MARGIN
Cost of sales for the retail segment for the first quarter was $31.6 million compared to $26.7 million for the comparable quarter of the prior year. Gross margin for the quarter was $33.5 million or 51.5% compared to $25.3 million or 48.6% for the first quarter of the prior year. The increase in gross margin resulted primarily from a more balanced product mix in salon sales as well as lower research and development costs to support the watch business.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased to $32.1 million from $30.2 million in the comparable quarter of the prior year. SG&A expenses were unusually low in the first quarter of the prior year primarily due to an adjustment to incentive based compensation. SG&A expenses include depreciation and amortization expense of $3.1 million consistent with the comparable quarter of the prior year.

Retail Segment Outlook
Harry Winston Inc. is optimistic that the luxury jewelry market will continue to strengthen through the remainder of the year. The strength of the Harry Winston brand, quality of products and global distribution network of stores in prime locations has positioned the retail segment to grow sales and profitability as the global luxury market continues to improve. The retail segment expects the rate of sales growth for the year to be in the range of 20% to 25%.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital
As at April 30, 2010, the Company had unrestricted cash and cash equivalents of $89.9 million, compared to $63.0 million at January 31, 2010. The Company had cash on hand and balances with banks of $88.0 million and short-term investments of $1.9 million at April 30, 2010. During the quarter ended April 30, 2010, the Company generated $23.2 million in cash from operations, compared to $38.8 million in the comparable quarter of the prior year.

Working capital increased to $292.7 million at April 30, 2010 from $284.5 million at January 31, 2010. During the quarter, the Company increased inventory by $31.5 million, increased accounts payable and accrued liabilities by $27.8 million, increased accounts receivable by $0.7 million, decreased prepaid expenses and other current assets by $7.5 million, and decreased income taxes payable by $1.2 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
As at April 30, 2010, the Company’s retail subsidiary, Harry Winston Inc., had $140.0 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. There was no change in the amount outstanding compared to January 31, 2010.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for CHF 17.5 million ($15.9 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. At April 30, 2010, $14.8 million was outstanding compared to $15.5 million at January 31, 2010. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,030 million ($22.0 million). At April 30, 2010, $21.2 million had been drawn against these facilities and classified as bank advances compared to $22.5 million at January 31, 2010.

At April 30, 2010, $14.6 million and $0.7 million were drawn under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. At January 31, 2010, no amounts were outstanding under the Company’s revolving financing facilities relating to either Harry Winston Diamond International N.V., or Harry Winston Diamond (India) Private Limited.

Investing Activities
During the quarter, the Company incurred $9.5 million relating to capital assets, of which $9.3 million related to the mining segment and $0.2 million to the retail segment.

Contractual Obligations
The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2010 to 2014, is approximately $170 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$185,720	$7,403	$157,426	$3,687	$17,204
Environmental and participation agreements incremental commitments (c)	94,419	79,647	1,969	4,778	8,025
Operating lease obligations (d)	107,280	18,820	28,673	19,510	40,277
Capital lease obligations (e)	284	252	32	–	–
Total contractual obligations	$387,703	$106,122	$188,100	$27,975	$65,506

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At April 30, 2010, $140.0 million had been drawn against this secured credit facility, which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($15.9 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.2 million) loan and a CHF 14.0 million ($12.7 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.9% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At April 30, 2010, $14.8 million was outstanding on the loan agreement compared to $15.5 million at January 31, 2010. The bank has a secured interest in the factory building.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time. On April 30, 2010, $7.4 million was outstanding on the mortgage payable.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2010, and have been included under long-term debt in the table above. Interest payments for the next twelve months are approximated to be $6.2 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at April 30, 2010 was $78.1 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew the lease for a further five-year period.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. HWDLP is owned 77.5% by the Company and 22.5% by Kinross. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Agreement with Kinross
Under the amended partnership agreement of HWDLP, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership’s obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner’s portion of the cash call by way of equity contribution or loan or a combination of the two, provided that if any equity contribution is made, the non-defaulting partner’s interest in the partnership will be increased proportionately through the issuance of additional partnership units.

As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company’s interest in HWDLP could be diluted under the amended partnership agreement as a result of a failure by the Company to meet cash call requirements imposed by the amended partnership agreement.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions or the occurrence of further terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic environment. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the European Union or otherwise, could cause the Company to experience further revenue declines across both of its business segments, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies, such as the Euro which has shown significant volatility in recent weeks against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its retail segment.

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s retail strategy in recent years has been the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment
The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Recently Issued Accounting Standards
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for financial periods beginning on or after January 1, 2011. Accordingly, commencing February 1, 2011, the Company will convert to IFRS and prepare its first financial statements in accordance with IFRS for the three-month period ended April 30, 2011, with comparative information also prepared under IFRS.

IFRS 1, “First Time Adoption of International Financial Reporting Standards”, provides mandatory guidance that generally requires full retrospective application of IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences between Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. For the transition year, which commenced February 1, 2010, the Company will continue to report under Canadian GAAP and will be required to capture comparable IFRS financial information.

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes. This phase was completed during the third quarter of fiscal 2010.

Design Phase – This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content. The Company expects to complete the design phase activities early in the third quarter of fiscal 2011.

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. The Company is currently progressing through the implementation phase of its conversion project.

EXPECTED ACCOUNTING DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS
The Company has identified the following major areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company’s consolidated financial statements. The accounting differences described below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS.

Property, plant and equipment – Separate accounting for components of property, plant and equipment is broader and more vigorously applied under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Exploration and evaluation – IFRS 6, “Exploration for and Evaluation of Mineral Resources”, allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Income taxes – Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the differences in tax bases between jurisdictions as a result of intra-group transfer of assets.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Asset impairment – Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one-step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.

The Company also anticipates a significant increase in disclosure within its consolidated financial statements resulting from the adoption of IFRS.

In a recent announcement, the International Accounting Standards Board updated its estimated publication dates for new or amended IFRS to late 2010 and 2011. It now seems likely that there will be a relatively stable platform of IFRS during the Company’s transition year ending January 31, 2011. The Company will continue to monitor these international accounting developments.

At this time, the impact of the IFRS conversion project on the Company’s financial position and results of operations is not reasonably determinable or estimable.

Outstanding Share Information
As at April 30, 2010

Authorized	Unlimited
Issued and outstanding shares	76,633,093
Options outstanding	2,960,479
Fully diluted	79,593,572

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	April 30,	January 31,
	2010	2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents (note 3)	$89,874	$62,969
Accounts receivable	24,379	23,520
Inventory and supplies (note 4)	342,678	311,188
Prepaid expenses and other current assets	37,217	44,220
	494,148	441,897
Mining capital assets	796,159	802,984
Retail capital assets	58,095	62,277
Intangible assets, net (note 6)	128,866	129,213
Other assets	14,905	15,629
Future income tax asset	46,346	42,805
	$1,538,519	$1,494,805
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 7)	$116,523	$87,448
Income taxes payable	47,226	46,297
Bank advances (note 8)	36,521	22,485
Current portion of long-term debt (note 8)	1,181	1,154
	201,451	157,384
Long-term debt (note 8)	161,094	161,538
Future income tax liability	281,137	271,822
Other long-term liability	2,388	2,201
Future site restoration costs	41,881	41,275
Non-controlling interest (note 1)	177,701	177,816

Shareholders’ Equity
Share capital (note 9)	426,753	426,593
Contributed surplus	17,917	17,730
Retained earnings	201,347	210,001
Accumulated other comprehensive income (note 7)	26,850	28,445
	672,867	682,769
Commitments and guarantees (note 10)
	$1,538,519	$1,494,805

See accompanying notes to consolidated financial statements.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2010	2009
Sales	$114,000	$109,643
Cost of sales	76,692	83,944
Gross margin	37,308	25,699
Selling, general and administrative expenses	35,948	35,749
Earnings (loss) from operations	1,360	(10,050)
Interest and financing expenses	(2,384)	(3,699)
Other income	168	281
Insurance settlement	–	3,250
Dilution loss (note 14)	–	(34,222)
Foreign exchange loss	(11,792)	(5,839)
Loss before income taxes	(12,648)	(50,279)
Income tax expense (recovery) – Current	515	(825)
Income tax recovery – Future	(4,394)	(2,295)
Loss before non-controlling interest	(8,769)	(47,159)
Non-controlling interest (note 1)	(115)	(2,075)
Net loss	$(8,654)	$(45,084)
Loss per share
Basic	$(0.11)	$(0.68)
Fully diluted	$(0.11)	$(0.68)
Weighted average number of shares outstanding	76,631,115	66,438,667

See accompanying notes to consolidated financial statements.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2010	2009
Net loss	$(8,654)	$(45,084)
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(1,753)	86
Change in fair value of derivative financial instruments designated as cash flow hedges (net of tax of $0.1 million)	158	–
Total comprehensive loss	$(10,249)	$(44,998)

See accompanying notes to consolidated financial statements.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2010	2009
COMMON SHARES
Balance at beginning of period	$426,593	$381,541
Issued during the period	160	44,758
Balance at end of period	426,753	426,299
CONTRIBUTED SURPLUS
Balance at beginning of period	17,730	16,079
Stock option expense	187	1,075
Balance at end of period	17,917	17,154
RETAINED EARNINGS
Balance at beginning of period	210,001	283,177
Net loss	(8,654)	(45,084)
Balance at end of period	201,347	238,093
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	28,445	22,042
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(1,753)	86
Change in fair value of derivative financial instruments designated as cash flow hedges (net of tax of $0.1 million)	158	–
Balance at end of period	26,850	22,128
Total shareholders’ equity	$672,867	$703,674

See accompanying notes to consolidated financial statements.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2010	2009
Cash provided by (used in)
Operating
Net loss	$(8,654)	$(45,084)
Items not involving cash
Amortization and accretion	21,285	17,675
Future income tax recovery	(4,394)	(2,295)
Stock-based compensation and pension expense	374	1,065
Foreign exchange loss	12,549	6,494
Loss on disposal of assets	243	–
Non-controlling interest	(115)	(2,075)
Dilution loss	–	34,222
Change in non-cash operating working capital	1,938	28,795
	23,226	38,797
Financing
Decrease in long-term debt	(118)	(48)
Increase (decrease) in revolving credit	13,393	(38,916)
Repayment of mining segment senior secured term and revolving credit facilities	–	(74,160)
Issue of common shares, net of issue costs	160	44,758
	13,435	(68,366)
Investing
Subscription of partnership units	–	125,791
Cash collateral and cash reserve	–	29,885
Mining capital assets	(9,324)	(22,128)
Retail capital assets	(206)	(439)
Other assets	294	218
	(9,236)	133,327
Foreign exchange effect on cash balances	(520)	1,504
Increase (decrease) in cash and cash equivalents	26,905	105,262
Cash and cash equivalents, beginning of period (note 3)	62,969	16,735
Cash and cash equivalents, end of period (note 3)	$89,874	$121,997
Change in non-cash operating working capital
Accounts receivable	(670)	50,036
Prepaid expenses and other current assets	7,522	(4,101)
Inventory and supplies	(31,490)	6,776
Accounts payable and accrued liabilities	27,775	(12,107)
Income taxes payable	(1,199)	(11,809)
	$1,938	$28,795
Supplemental cash flow information
Cash taxes paid	$1,445	$10,816
Cash interest paid	$1,823	$3,747

See accompanying notes to consolidated financial statements.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

APRIL 30, 2010 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%), where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the March 31, 2009 strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest and the Company’s economic interest in the Diavik Diamond Mine is 31%.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 2:
Significant Accounting Policies
The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended January 31, 2010, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2010.

NOTE 3:
Cash Resources

	April 30,	January 31,
	2010	2010
Cash on hand and balances with banks	$87,942	$61,449
Short-term investments (a)	1,932	1,520
Total cash and cash equivalents	89,874	62,969
Total cash resources	$89,874	$62,969

(a) Short-term investments are held in overnight deposits.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 4:
Inventory and Supplies

	April 30,	January 31,
	2010	2010
Merchandise inventory	$189,634	$176,114
Rough diamond inventory	38,863	23,365
Supplies inventory	114,181	111,709
Total inventory and supplies	$342,678	$311,188

NOTE 5:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at March 31, 2010 and December 31, 2009:

	April 30,	January 31,
	2010	2010
Current assets	$94,272	$97,660
Long-term assets	754,077	760,680
Current liabilities	33,386	27,422
Long-term liabilities and participant’s account	814,963	830,918

	April 30,	April 30,
	2010	2009
Expenses net of interest income of $0.1 million (2009 – interest income of $0.2 million) (a)	$52,647	$41,896
Cash flows resulting from (used in) operating activities	(31,127)	(19,405)
Cash flows resulting from financing activities	37,275	47,019
Cash flows resulting from (used in) investing activities	(6,533)	(23,291)

(a) The Joint Venture only earns interest income.

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 6:
Intangible Assets

	Amortization		Accumulated	April 30,	January 31,
	period	Cost	amortization	2010 net	2010 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(2,623)	2,952	3,092
Store leases	65 to 105 months	5,639	(5,085)	554	761
Intangible assets		$136,574	$(7,708)	$128,866	$129,213

Amortization expense for the three months ended April 30, 2010 was $0.3 million ($0.4 million for the three months ended April 30, 2009). The Company completed a valuation of its trademark and drawings as of January 31, 2010 and concluded that there was no impairment of these assets.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 7:
Derivative Financial Instruments

On October 1, 2009, the Company executed an interest rate cash flow hedge on Harry Winston Inc.’s five-year revolving credit facility in the form of a swap to mitigate the Company’s exposure to variability in cash flows for the future interest payments on a designated portion of borrowings on the facility. The interest rate swap qualifies as a hedge for accounting purposes. Accordingly, the fair value of the derivative is recorded as an asset or liability on the consolidated balance sheets and the effective portion of the change in the derivative’s fair value at the end of each period is recorded in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recorded in current earnings. For the quarter ended April 30, 2010, the Company recorded an other comprehensive loss of $0.2 million (net of income taxes of $0.1 million). No gain or loss was recorded in earnings as a result of hedge ineffectiveness.

				April 30, 2010
				Interest rates
		Notional principal	Receive	Pay
Interest rate swap	1 year: receive variable – pay fixed	$140,000	1-month LIBOR	3.19%

NOTE 8:
Long-Term Debt

	April 30,	January 31,
	2010	2010
Harry Winston Inc. credit facilities	$154,843	$155,486
First mortgage on real property	7,432	7,206
Total long-term debt	162,275	162,692
Less current portion	(1,181)	(1,154)
	$161,094	$161,538

		Nominal		Carrying Amount at
	Currency	interest rate	Date of maturity	April 30, 2010	Borrower
Secured bank loan	US	4.00%	March 31, 2013	$140.0 million	Harry Winston Inc.
Secured bank loan	CHF	3.90%	April 22, 2013	$3.2 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033	$11.6 million	Harry Winston S.A.
First mortgage on real property	CDN	7.98%	September 1, 2018	$7.4 million	6019838 Canada Inc.
Secured bank advance	US	4.55%	Due on demand	$14.6 million	Harry Winston Diamond International N.V.
		10.50%		$0.7 million	Harry Winston Diamond (India) Private Limited
Secured bank advance	YEN	2.30%	June 18, 2010	$6.1 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	1.98%	May 31, 2010	$7.4 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.48%	July 28, 2010	$2.4 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.38%	June 28, 2010	$5.3 million	Harry Winston Japan, K.K.
Unsecured bank advance	CHF	N/A	N/A	nil	Harry Winston S.A.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 9:
Share Capital
(a) Authorized
Unlimited common shares without par value.

(b) Issued

	Number of shares	Amount
Balance, January 31, 2010	76,588,593	$426,593
SHARES ISSUED FOR:
Exercise of options	44,500	160
Balance, April 30, 2010	76,633,093	$426,753

(c) RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2010	45,880
AWARDS AND PAYOUTS DURING THE YEAR (NET)
RSU awards	–
RSU payouts	–
Balance, April 30, 2010	45,880

DSU	Number of units
Balance, January 31, 2010	159,475
AWARDS AND PAYOUTS DURING THE YEAR (NET)
DSU awards	8,141
DSU payouts	–
Balance, April 30, 2010	167,616

	Three months	Three months
	ended	ended
	April 30,	April 30,
Expense (recovery) for the period	2010	2009
RSU	$20	$(60)
DSU	302	126
	$322	$66

During the first quarter, the Company granted nil RSUs (net of forfeitures) and 8,141 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval or in accordance with contractual commitments. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 10:
Commitments and Guarantees
(a) Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP’s anticipates its share of this funding requirement will be approximately $0.2 million for calendar 2010. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at April 30, 2010, was $78.1 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b) Participation Agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate.

(c) Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine, and are as follows:

2011	$98,718
2012	97,085
2013	94,064
2014	91,612
2015	95,961
Thereafter	134,695

NOTE 11:
Employee Benefit Plans

	Three months	Three months
	ended	ended
	April 30,	April 30,
Expenses for the period	2010	2009
Defined benefit pension plan – Harry Winston retail segment	$409	$504
Defined contribution plan – Harry Winston retail segment	210	210
Defined contribution plan – Harry Winston mining segment	54	–
Defined contribution plan – Diavik Diamond Mine	212	178
	$885	$892

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 12:
Capital Management
As part of the March 31, 2009 Kinross investment, the Company and Kinross agreed to certain provisions regarding capital management for the period ending March 31, 2011, subject to earlier termination in specified circumstances. During this period, without Kinross’ consent not to be unreasonably withheld, the Company agreed not to incur indebtedness in excess of a specified amount, subject to an exception for indebtedness incurred to finance an acquisition by the Company. In addition, during this period the Company agreed not to pay dividends and to limit the amount of funding it will provide to the retail segment. The Company believes that the funding limit for the retail segment will not be exceeded prior to the expiry of the restriction. The capital management provisions do not in any way limit the Company’s ability to issue equity or equity-linked securities, subject to compliance with Kinross’ pro rata participation right in such equity issuances.

The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

NOTE 13:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by CICA Handbook Section 3862.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s long-term debt is fully secured; hence the fair value of this instrument at April 30, 2010 is considered to approximate its carrying value.

The fair value of derivative financial instruments included in accounts payable and accrued liabilities is determined using standard valuation techniques with observable market information and is classified within Level 2 of the fair value hierarchy established by CICA Handbook Section 3862.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

The carrying values of these financial instruments are as follows:

		April 30, 2010		January 31, 2010
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS
Cash and cash equivalents	$89,874	$89,874	$62,969	$62,969
Accounts receivable	24,379	24,379	23,520	23,520
	$114,253	$114,253	$86,489	$86,489
FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	$116,523	$116,523	$87,448	$87,448
Bank advances	36,521	36,521	22,485	22,485
Long-term debt	162,275	162,275	162,692	162,692
	$315,319	$315,319	$272,625	$272,625

NOTE 14:
Dilution Loss
The Company recorded a non-cash dilution loss of $34.2 million in the first quarter of the prior year with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 15:
Segmented Information
The Company operates in two segments within the diamond industry, mining and retail, for the three months ended April 30, 2010.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2010	Mining	Retail	Total
Sales
Canada	$48,922	$–	$48,922
United States	–	22,040	22,040
Europe	–	19,434	19,434
Asia	–	23,604	23,604
Cost of sales	45,124	31,568	76,692
Gross margin	3,798	33,510	37,308
Gross margin (%)	7.8%	51.5%	32.7%
Selling, general and administrative expenses	3,870	32,078	35,948
Earnings (loss) from operations	(72)	1,432	1,360
Interest and financing expenses	(817)	(1,567)	(2,384)
Other income	72	96	168
Foreign exchange gain (loss)	(11,974)	182	(11,792)
Segmented earnings (loss) before income taxes	$(12,791)	$143	$(12,648)
Segmented assets as at April 30, 2010
Canada	$968,726	$–	$968,726
United States	–	380,343	380,343
Other foreign countries	30,526	158,924	189,450
	$999,252	$539,267	$1,538,519
Capital expenditures	$9,324	$206	$9,530
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax expense (recovery)	$(4,484)	$90	$(4,394)
Amortization and accretion	$18,139	$3,146	$21,285

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended April 30, 2009	Mining	Retail	Total
Sales
Canada	$57,690	$–	$57,690
United States	–	18,775	18,775
Europe	–	19,325	19,325
Asia	–	13,853	13,853
Cost of sales	57,256	26,688	83,944
Gross margin	434	25,265	25,699
Gross margin (%)	0.8%	48.6%	23.4%
Selling, general and administrative expenses	5,503	30,246	35,749
Loss from operations	(5,069)	(4,981)	(10,050)
Interest and financing expenses	(1,544)	(2,155)	(3,699)
Other income	261	20	281
Insurance settlement	–	3,250	3,250
Dilution loss	(34,222)	–	(34,222)
Foreign exchange gain (loss)	(6,071)	232	(5,839)
Segmented loss before income taxes	$(46,645)	$(3,634)	$(50,279)
Segmented assets as at April 30, 2009
Canada	$1,058,266	$–	$1,058,266
United States	–	362,279	362,279
Other foreign countries	18,592	153,236	171,828
	$1,076,858	$515,515	$1,592,373
Capital expenditures	$22,128	$439	$22,567
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax recovery	$(626)	$(1,669)	$(2,295)
Amortization and accretion	$14,573	$3,102	$17,675

Sales to three significant customers in the mining segment totalled $9.6 million for the three months ended April 30, 2010 ($34.0 million for the three months ended April 30, 2009 for the same three significant customers).

2011 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

2011 FIRST QUARTER REPORT